Nasdaq Regulation

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

July 7, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 7, 2020 The Nasdaq Stock Market (the "Exchange") received from Office Properties Income Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

8.25% Series B Cumulative Preferred Stock, par value $0.0001 per share

Warrants to purchase common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

